January 15, 2008

Mr. Brad Skinner
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549-7010

RE:	Petroleum Development Corporation
Response to the Staff's Comment Letter dated December 31, 2007, regarding:

Form 10-K for Fiscal Year ended December 31, 2006
Filed May 23, 2007
File No. 000-07246

Dear Mr. Skinner,

We submit this letter in response to the above referenced comment letter.  For your convenience, each of the Staff's comments, exactly as provided in the comment letter, is repeated below in italics, prior to our response.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 1, Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-9

1.
We note your disclosure on page 32, 46 and F-9, which state you began recognizing revenues for cost-plus services arrangements on a net basis in the first quarter of fiscal year 2006.  However, we understand that prior footage-based contracts continue to be accounted for on a gross basis.  Your disclosure related to accounting for cost-plus arrangements on page 46 states:  "Although the Company acts overall as a principal in the transaction and takes title to products and services acquired necessary for drilling, the Company acts as an agent, with little risk of loss during the performance of the drilling activities."  It is unclear from this statement how you have applied the guidance of EITF 99-19 in presenting revenues on a net basis.

Additionally, it is unclear what specific factors have changed to support the change from gross revenue recognition in 2005 to net presentation in 2006 other than the basis for payment provisions in your contractual arrangements under a footage-based versus a cost-plus contract.  Please explain to us, in reasonable detail, what facts and circumstances in your contractual arrangements have changed to support a change in revenue recognition from 2005 to 2006.  As part of your response, explain how you analyzed each indicator of gross and net revenue reporting identified in EITF 99-19, including the relative weight given to each indicator.  Address both the cost-plus service arrangements and footage-based contracts.

        Mr. Skinner
        Securities and Exchange Commission
        January 15, 2008

Response:  We respectfully inform the staff that, as part of our determination of whether to provide gross or net revenue presentation, we considered the impact of EITF 99-19 in both our footage-based and cost-plus arrangements, and came to the conclusion that our footage-based drilling arrangements should be presented on the gross basis of accounting; and that our cost-plus arrangements must be presented on the net basis of accounting.  While we considered all of the factors in EITF 99-19 (as shown below), we considered the primary difference between the two arrangements to relate to the manner of the compensation arrangements and the risk of loss associated with each.  The guidance in paragraph 16 of EITF 99-19 regarding indicators of net revenue reporting was particularly significant to our analysis.  Information regarding these two compensation arrangements follows.

Footage-Based Arrangements: For our footage-based contracts, we are compensated based on a contractually specified price per foot.  As a result, we are exposed, significantly, to the risk of loss on those contracts based on the cost per foot to drill.  That risk of loss includes our responsibility to identify and contract with subcontractors, where necessary, and to compensate those subcontractors regardless of the amount we receive, per drilled foot, for their services. Drilling costs under these arrangements are without recourse to the partnerships on whose behalf the drilling is being performed.  This is the most significant difference between our footage-based and cost-plus arrangements. The Company has exposure to both risks and rewards (including loss contracts, should they arise) due to the contractually determined revenue and the potential for variable and un-recoverable costs.  This is the principal factor in our determination of our status as a “principal” in those transactions and the corresponding need for gross revenue accounting on footage-based arrangements.

Cost-Plus Arrangements: For cost-plus arrangements, we are compensated based on a pre-determined percentage of cost for acting as the operator.   The Partnerships agree to pay the Company the full cost plus the percentage-based fee.  The Company is not exposed to losses on costs.  Paragraph 16 of EITF 99-19 states that if a company earns a stated percentage of the amount billed to a customer, that fact may indicate that the company is an agent of the supplier and should record revenue net based on the amount retained.  This is the principal factor in our determination of our status as an “agent” in those transactions and the corresponding need for net revenue accounting on cost-plus arrangements.

        Mr. Skinner
        Securities and Exchange Commission
        January 15, 2008

A summary of the provisions of EITF 99-19 as they apply to our drilling arrangements follows:

EITF 99-19 Consideration	Footage-Based	Cost-Plus	EITF 99-19 Cite	Assigned "Weight"
Overall Considerations
1. Acts as principal in the transaction	Yes	No, although the Company appears to be a principal to the transactions covered by the arrangement, in the Company's final analysis, the Company is determined to be acting as an agent.	Paragraph 3	Strong
2. Takes title to the products	N/A, this is a service arrangement.	N/A, this is a service arrangement.	Paragraph 3	N/A
3. Has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns	Yes, specifically the risk of loss associated with a service provider noted in the last sentence of paragraph 8 of EITF 99-19.	No, the Company is reimbursed fully for all costs incurred on behalf of the partnership.	Paragraph 3	Strong
4. Acts as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis	No, the Company acts as a principal.	Yes, in substance, the Company is acting as an agent.	Paragraph 3	Strong
Specific Evidence – Gross
1. The company is the primary obligor in the arrangement	Yes	Yes, but due to the compensation arrangement, the Company is without risk of loss.	Paragraph 7	Strong
2. The company has general inventory risk (before customer order is placed or upon customer return)	Yes, but only as to the last sentence of paragraph 8 of EITF 99-19 as it relates to service arrangements.	No, as a cost-plus contract, the company is not exposed to losses on subcontractors.	Paragraph 8	Strong
3. The company has latitude in establishing price
No, as specified in the partnership offering document and established by contract, the footage rate received by the Company for its services is fixed.  However, the costs are not fixed; the costs are variable.
		No, as specified in the partnership offering document and established by contract, the percentage fee received by the Company for its services as operator is fixed.	Paragraph 9	Strong
4. The company changes the product or performs part of the service	No, all of the construction and drilling at the wells are performed by subcontractors.	No, all of the construction and drilling at the wells are performed by subcontractors.	Paragraph 10	Moderate

        Mr. Skinner
        Securities and Exchange Commission
        January 15, 2008

EITF 99-19 Consideration	Footage-Based	Cost-Plus	EITF 99-19 Cite	Assigned "Weight"
Specific Evidence – Gross – cont.
5. The company has discretion in supplier selection	Yes, subcontractors.	Yes, subcontractors.	Paragraph 11	Moderate
6. The company is involved in the determination of product or service specifications	Yes	Yes	Paragraph 12	Moderate
7. The company has physical loss inventory risk (after customer order or during shipping)	N/A, this is a service arrangement.	N/A, this is a service arrangement.	Paragraph 13	N/A
8. The company has credit risk
Yes, but the risk is negated because partnership drilling activities are conducted to and only to the extent of the capital raised and the amounts are paid by the partnerships only to the Company; the partnerships raise adequate capital to fund their planned operations.

Yes, but the risk is negated because partnership drilling activities are conducted to and only to the extent of the capital raised and the amounts are paid by the partnerships only to the Company; the partnerships raise adequate capital to fund their planned operations.
			Paragraph 14	Low
Specific Evidence – Net
1. The supplier (not the company) is the primary obligor in the arrangement	No	No	Paragraph 15	Strong
2. The amount the company earns is fixed	No, the Company’s earnings are the result of fixed per-foot revenue less variable costs of development and drilling.	Yes, the Company’s earnings are a fixed percentage of the costs expended, without risk of loss.	Paragraph 16	Strong
3. The supplier (and not the company) has credit risk	No	No	Paragraph 17	Moderate

OVERALL CONCLUSION	Gross	Net

        Mr. Skinner
        Securities and Exchange Commission
        January 15, 2008

We also respectfully advise the Staff of the following:

1.
Both footage-based and cost-plus arrangements are services revenues, and are reported together as part of “Oil and Gas Well-Drilling Operations”.  Consequently, the concerns of the SEC observer at the EITF described in Paragraph 19 of EITF 99-19 are not applicable to our situation.

2.
There were no other factors which were the cause of a change from gross revenue presentation (for footage-based arrangements) to net revenue presentation (for cost-plus arrangements), other than the existence of such arrangements themselves.  Simply stated, prior to 2006, we only operated under footage-based arrangements (gross revenue) and, upon commencement of operations under cost-plus arrangements (net revenue) in 2006, adopted the appropriate form of accounting and disclosure for those arrangements.  We have not presented footage-based arrangements on a net basis, nor cost-plus arrangements on a gross basis; consequently, there has been no change in accounting policy – what has occurred is a change in arrangements which requires different presentation.

3.	Our footnote language on the cost-plus arrangements is presently worded (as you noted in Question 1) as follows:

“The first cost-plus drilling service arrangement was initially entered into in late 2005 with drilling activity commencing in the first quarter of 2006. Although the Company acts as a principal in the transaction and takes title to products and services acquired necessary for drilling, the Company acts as an agent, with little risk of loss during the performance of the drilling activities. Consistent with the provisions of EITF 99-19, the Company’s services provided under the cost-plus drilling agreements are reported net of recovered costs. The Company entered into its second cost-plus drilling arrangement in September 2006 and commenced drilling immediately. It is the Company’s intent that all future drilling arrangements will be on a cost-plus basis.”

We would propose to include, in future filings, the following alternative wording (emphasis added for purposes of your analysis, but not proposed for future use in footnote presentation):

 “The first cost-plus drilling service arrangement was initially entered into in late 2005 with drilling activity commencing in the first quarter of 2006.  Due to the fixed-fee-percentage nature of the Company’s revenues from these services, the Company has determined that, in substance, it is acting as an agent, without risk of loss during the performance of the drilling activities.  Accordingly, the Company’s services provided under the cost-plus drilling agreements are reported on a net basis.  The Company entered into its second cost-plus drilling arrangement in September 2006 and commenced drilling immediately.  It is the Company’s intent that all future drilling arrangements will be on a cost-plus basis.”

        Mr. Skinner
        Securities and Exchange Commission
        January 15, 2008

Engineering Comments

General

2.
Please provide us with a copy of your reserve report as of December 31, 2006. Please provide this on electronic media, such as CD-ROM, if possible. If possible, please provide this on CD ROM. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C.

Response:  The requested information is being furnished supplementally on CD-ROM under separate cover to Mr. Jim Murphy of the Staff.  Pursuant to the letter to Mr. Murphy, we request the return of the supplemental information upon completion of your review in accordance with Rule 12b-4 of the Exchange Act.

Properties, page 24

3.
Please expand your disclosure to include details about production, reserves, nature of your interest, location and development for your principal properties as specified by Item 102 of the Regulation S-K. If you have properties that are of a major significance, provide more detailed information and maps.

Response:  We note your comment and respectfully advise the Staff that we believe that our disclosure substantially complies with the requirements of Item 102 of Regulation S-K.  Regarding each cited focus of Item 102, we respond serially, as follows:

Production.  On page 24 of our Form 10-K, we disclose in a table the number of our productive wells by state, by oil and gas, and the gross number we operate and the net wells, which shows our ownership.  Additionally, on page 10 we disclose in a table our five year production history for oil, gas and gas equivalents, and include our average production cost.  The narrative that follows this table presents our natural gas sales, our oil sales and our marketing process.  Further, on page 9 we present a table showing our five year drilling experience, both successful (operating wells) and unsuccessful (dry holes), with respect to development wells and exploratory wells.  We provide a narrative discussion regarding our drilling activities before this table.  On pages 33 and 37, we provide a table showing a two year comparison of our production results for oil and gas by region; we provide the average sales price for oil, gas and equivalents in this table.  A narrative discussion accompanies this table.  We provide additional information throughout our Form 10-K in support of our production disclosure.

Reserves.  On pages 24 through 27, we provide tabular and narrative information about our proved developed and proved undeveloped reserves by region with respect to oil, gas and natural gas equivalents.  We provide here as well as in the notes to our financial statements (see pages F-33 and F-34) tabular information regarding the standardized measure of discounted cash flow, and the principal sources of change in the standardized measure.

        Mr. Skinner
        Securities and Exchange Commission
        January 15, 2008

Nature of PDC's Interest.  The tables on pages 9 and 24 and accompanying narrative show and discuss the nature of our ownership of the wells that we operate.

Location.  The tables referenced above (pages 24, 25, 33 and similar tables in the notes to our financial statements) plus the accompanying narratives present relevant information as to the location of our wells, including operating wells by state and reserves by region.  Additionally, on page 27 we disclose the acreage we hold by state that is available to us to develop.  The narrative disclosure in Item 1, Business, supports our disclosure.

Development.  Please see the above responses which present information regarding the development of our properties.  Additionally, please see the narrative disclosure beginning on page 8 of our Form 10-K which presents disclosure as to our activities under the caption "Operations."  Throughout Item 1, Business, we discuss our development activities and the results of our drilling operations.

Properties of Major Significance.  We conduct our operations in three major geographic regions -- the Appalachian, Michigan and Rocky Mountain Regions.  We believe we provide comprehensive disclosure as to our operations within each region.  In this regard, under Item 1 Business of the Form 10-K, we provide on page 12 under "Well Operations" disclosure of the number of operating wells by region.  On pages 24 and 25, we provide a detailed table plus narrative disclosure of wells by state, which while not presented by region, we strongly believe that readers have no difficulties in identifying which states coincide with the corresponding regions.  Additionally, the table on page 25 presents our natural gas and oil reserves, including natural gas equivalents, both proved developed and proved undeveloped, by region.  On page 27, we disclose by state the current acreage held by the Company under lease that is available for future development.  In tables and narrative on pages 33 and 37, we present two year comparisons of our oil and gas (and equivalents) production by region, including the average sales price.  On pages 34 and 38, we present tabular information by region of our hedging activities.  On page 42, we present a narrative discussion of our 2006 drilling activity, which mainly occurred within the Rockies Region.  We believe this information as presented clearly identifies the properties of major significance.

While we believe that we substantially comply with the requirements of Item 102, we respectfully inform the Staff that we will continue to evaluate our disclosure to be included in our 2007 Form 10-K to be filed on or before March 17, 2008, for further enhancement.

Supplemental Oil and Gas Information – Unaudited, page F-31

Net Proved Oil and Gas Reserves (Unaudited), page F-33

       Mr. Skinner
       Securities and Exchange Commission
       January 15, 2008

4.	Please revise your document to provide appropriate explanations for the significant reserve changes in the reserve table. Please see paragraph 11 of SFAS

Response:  We note your comment and respectfully advise the Staff that while the required disclosure is not presented in the referenced note, the explanations of certain changes required to be disclosed are included throughout our Form 10-K.  Specifically, new discoveries are a result our drilling activities and the number of new wells drilled in 2006, which is described in detail on pages 8, 9 and 42; detailed production information is presented on pages 10, 33 and 37; disposition to partnerships are a result of the reduced number of sponsored partnerships as described on pages 5, 9 and 41.

We respectfully request that the Staff consider permitting us to affect the requested disclosure, to the extent relevant, on a prospective basis in our 2007 Form 10-K to be filed on or before March 17, 2008.  We will, to the extent relevant, enhance disclosure within the referenced note to provide appropriate explanation of significant changes in revisions of previous estimates, new discoveries and extensions, purchases, dispositions to partnerships and production.

In addition, Petroleum Development Corporation (the Company) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the US.

If you would like to further discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please telephone me at (304) 808-6249.  Additionally, in my absence, you may contact Cindy Dalton, Director of Financial Reporting, at (304) 808-6276.

Respectfully submitted,

/s/ Darwin L. Stump
Darwin L. Stump
Chief Accounting Officer